October 23, 2000

Lawrence R. Van Etten
2500 N. Military Trail Road
Suite 225
Boca Raton, Fl. 33431

Dear AmeriNet Group.com Board of Directors:

On May 6, 2000 i was nominated and accepted the position of Vice President and Chief Operating Officer for the corporation. Shortly thereafter, upon the resignation of Mr. Michael Jordan as President, I was asked to assume the position of Acting President and Chief operating Officer. I accepted this position with reservation since my background and experience were not commensurate with the responsibilities of this type position in a public corporation. My main concern stemmed from my lack of knowledge relating to SEC rules and regulations, and the possibility i could potentially make errors that would reflect negatively upon the corporation. I had further concern that representations made by me, stemming from the signing of the vast number of documents and press releases required of this office could jeopardize me personally if I were to make a statement or if there were an unintentional error or oversight on my part. While I have tried to the best of my ability to carry out the duties of this office, and to the best of my knowledge have not made any of the errors or omissions, I find that it is in my best interest and in the interest of the corporation, that I resign my position as President. It should be further noted, that the increased workload pressures dealing with subsidiaries and merger activities, for which I am best suited, consume a significant amount of my time that takes away from my duties as president of the corporation.

If it so please the Board, I am very interested in serving the balance of my employment contract in the capacity of Vice President and Chief Operating Officer, the position for which I was originally engaged. I believe my operational background and expertise are an excellent match for this position. Additionally, I believe I have meritoriously demonstrated my capabilities in this capacity since joining the company.

I will agree to continue as Acting President until November 15, 2000, to provide you with the ample time to find a suitable replacement. I have enjoyed this relationship, and look forward to continuing same as aforementioned.

Sincerely yours,

/s/ Lawrence R. Van Etten
Lawrence R. Van Etten



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From: " Larry Van Etten"
To: "Vanessa Lindsey"
Cc: "William A. Calvo, III"; "carrington"
Sent: Friday, November 10, 2000 1:31 PM
Subject: Resignation

To all:

I respectfully withdraw my resignation as acting President. I will stay on Board in this capacity until such time as several issues are resolved with potential mergers and ample time is allotted to find a suitable person as a replacement on a permanent basis.

Concerning Mr. David Cantley, he will be leaving his position as CFO effective November 17, 2000. Mr. Cantley has agreed to stay on the Board as a Director. This will be proposed at the next meeting.

Thank you


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